Exhibit 8.1

August 23, 2007

Community Bank & Trust Company

15 Varney Road

Wolfeboro, New Hampshire 03894

Re:	Proposed Merger of Community Bank & Trust Company

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger (the “Merger”) of Community Bank & Trust Company, a New Hampshire bank and trust company (“Community”) with and into Ocean Bank (“Ocean”), a New Hampshire trust company wholly owned by Chittenden Corporation, a Vermont corporation (“Chittenden”). The merger will be accomplished in two interdependent steps. First, Ocean Interim Trust Company, a to be formed subsidiary of Chittenden (the “Merger Sub”), will merge into Community, with Community being the survivor. Immediately thereafter, Community will be merged into Ocean, with Ocean being the survivor. The two mergers are integral components of a single integrated transaction and are collectively referred to herein as the “Merger”.

The Merger will be undertaken pursuant to the Agreement and Plan of Merger dated as of June 4, 2007 by and among Community, Ocean and Chittenden (the “Merger Agreement”). The Merger Agreement was modified by agreement among the parties dated as of August 15, 2007. The Merger and transactions related thereto are described in the Merger Agreement and in the Registration Statement on Form S-4 filed by Chittenden with the Securities and Exchange Commission (the “Registration Statement”). All capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

In connection with the opinions expressed below, we have reviewed and relied upon the materials contained in the Registration Statement, the Merger Agreement and such other records, documents, or instruments as we have deemed necessary or appropriate. We have also relied, without independent verification, upon letters from officers of Community and Chittenden containing certain representations. We have assumed that the parties will act, and that the Merger will be consummated, in accordance with the Merger Agreement, and that the representations made by Community and Chittenden in the foregoing letters will be true, correct, and complete at the Effective Time, and, as to statements qualified by the best of knowledge of the management of Community, will be consistent with the underlying facts as of the Effective Time. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinion expressed below.

Based upon and subject to the foregoing, in our opinion, it is more likely than not that the Merger will, for federal income tax purposes, be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related thereto or contemplated by the Merger Agreement. This opinion is given solely for the benefit of Community and its shareholders, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference thereto under the heading “Material Federal Income Tax Consequences.” In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Andros, Floyd & Miller, P.C.

ANDROS, FLOYD & MILLER, P.C.